EXHIBIT 99.1

Osisko Announces Election of Directors and Other Voting Results From Its Annual Meeting of Shareholders

MONTREAL, May 13, 2021 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) announces that, at the annual meeting of shareholders held on May 12, 2021, each of the 9 nominees listed in the management information circular, filed on April 8, 2021 (the “Circular”) with regulatory authorities, were elected as directors of the Corporation.

Election of Directors

Based on the proxies received and the votes by ballot, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

RESOLUTION No 1 Name of Nominee	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD	Percentage (%) WITHHELD
The Honorable John R. Baird	119,147,281	99.70	361,956	0.30
Christopher C. Curfman	118,461,587	99.12	1,047,650	0.88
Joanne Ferstman	111,401,507	93.22	8,107,730	6.78
W. Murray John	111,963,660	93.69	7,545,577	6.31
Pierre Labbé	118,005,334	98.74	1,503,903	1.26
Candace MacGibbon	117,035,916	97.93	2,473,321	2.07
Charles E. Page	119,324,317	99.85	184,920	0.15
Sean Roosen	116,817,055	97.75	2,692,182	2.25
Sandeep Singh	119,330,056	99.85	179,181	0.15

Appointment and Remuneration of Auditor

Based on the proxies received and the votes by ballot, PricewaterhouseCoopers, LLP, Chartered Professional Accountants, was appointed as independent auditor of the Corporation for the ensuing year and the directors are authorized to fix its remuneration, with the following results:

RESOLUTION No 2	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD	Percentage (%) WITHHELD
Appointment and Remuneration of Auditor	131,564,013	99.74	341,814	0.26

Approval of the Unallocated Rights and Entitlements under the Employee Share Purchase Plan

Based on the proxies received and the votes by ballot with respect to the adoption of an ordinary resolution to approve the unallocated rights and entitlements under the Employee Share Purchase Plan, the results are as follows:

RESOLUTION No 3	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) AGAINST
Ordinary Resolution to approve the unallocated rights and entitlements under the Employee Share Purchase Plan	118,910,253	99.50	598,984	0.50

Approval of Amendments to the Restricted Share Unit Plan and Approval of the Unallocated Rights and Entitlements under the plan

Based on the proxies received and the votes by ballot with respect to the adoption of an ordinary resolution to approve the amendments to the Restricted Share Unit Plan and approve the unallocated rights and entitlements under the plan, the results are as follows:

RESOLUTION No 4	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) AGAINST
Ordinary Resolution to approve the amendments to Restricted Share Unit Plan and approve the unallocated rights and entitlements under the plan	117,944,032	98.69	1,565,204	1.31

Advisory Resolution on Executive Compensation

Based on the proxies received and the votes by ballot with respect to the adoption of an advisory resolution accepting the Corporation’s approach to executive compensation, the results are as follows:

RESOLUTION No 5	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) AGAINST
Advisory Resolution on Executive Compensation	116,861,074	97.78	2,648,164	2.22

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 150 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor
Vice President, Investor Relations
Tel. (514) 940-0670 #105
Email : htaylor@osiskogr.com